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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             SOFTNET SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                $0.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   833964-109
                                 (Cusip Number)

                             CYBER NET TECHNOLOGIES
                                    LIMITED
                       (Name of Persons Filing Statement)

                                   Helen Chu
                                   38th Floor
                         Citibank Tower, Citibank Plaza
                                 3 Garden Road
                               Central, Hong Kong
                             Tel No.: 852-2514-8888
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               December 13, 1999

            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

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                                  Page 1 of 7

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP No.  833964109                                        Page 1 of 6 Pages
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cyber Net Technologies Limited
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS*
              00

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands

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                                        7      SOLE VOTING POWER

                                               5,000,000 shares of Common Stock
     NUMBER OF SHARES                 -----------------------------------------
BENEFICIALLY OWNED BY EACH              8      SHARED VOTING POWER
  REPORTING PERSON WITH
                                      -----------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               5,000,000 shares of Common Stock
                                      -----------------------------------------
                                       10      SHARED DISPOSITIVE POWER
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,000,000 shares of Common Stock
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES*

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.9%
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     14       TYPE OF REPORTING PERSON*

              CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Shares"), of SoftNet Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 650 Townsend Street, Suite 225, San Francisco, CA 94103.

   Item 2.  Identity and Background.

     The name of the person filing this statement is Cyber Net Technologies Limited, a British Virgin Islands corporation (the "Buyer"). Cyber Net Technologies Limited is principally engaged in the business of investment in securities.

     The registered address of the Buyer is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Buyer is set forth on Schedule A.

     The Buyer is a wholly-owned subsidiary of Pacific Century Cyberworks Limited ("PCCW"), a Hong Kong corporation of limited liability. Mr. Li Tzar Kai, Richard holds the entire issued share capital of Pacific Century Group Holdings Limited ("PCG"), which holds approximately 4.8% of the entire issued share capital of PCCW. PCG in turn beneficially owns the majority of the outstanding shares of Pacific Century Regional Developments Limited ("PCRD") which holds approximately 51.3% of the entire issued share capital of PCCW. Pacific Century Diversified Limited ("PCD") also holds approximately 8.3% of the entire issued share capital of PCCW and is a wholly-owned subsidiary of Chiltonlink Limited ("Chiltonlink"). Mr. Li Tzar Kai, Richard is an interested owner in approximately 64.4% (held through PCG, PCRD and PCD) of the entire issued share capital of PCCW.

     During the last five years, neither the Buyer, nor any other person described above, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person has purchased an aggregate of 5,000,000 shares of Issuer's Common Stock (the "Shares") for an aggregate purchase price of $128,750,000 (the "Purchase Price"). The purchases were financed with cash on hand provided by the Buyer's parent corporation, Pacific Century Cyberworks Limited, a Hong Kong corporation of limited liability.

   Item 4.  Purpose of Transaction.

     The Buyer has acquired the Shares for investment. The Buyer intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Buyer may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Pursuant to the Stock Purchase Agreement dated as of October 12, 1999 (the "Agreement") between the Pacific Century Cyberworks Limited, a Hong Kong corporation of limited liability which is the indirect parent corporation of the Buyer, and the Issuer, the Buyer is entitled to appoint two directors to the Board of the Issuer for so long as the Buyer owns the Shares. In the event the Buyer sells or otherwise disposes of such Shares, then it shall be entitled to a number of Directors that is pro rata to its ownership of the outstanding shares of Common Stock (rounded down to the nearest whole number of Directors). The Buyer Director shall be subject to the prior approval of the Board of Directors, such approval not to be unreasonably withheld.

     In connection with any issuance by the Issuer of shares of Common Stock, the Issuer has agreed to offer the Buyer an opportunity to acquire (on the terms and subject to the conditions generally applicable to such issuance) a sufficient number of shares to maintain the Buyer's then-existing percentage of ownership of the Issuer's issued and outstanding shares of Common Stock; provided that the Buyer has no such right in connection with the issuance of shares of Common Stock to service providers, in connection with an acquisition of a business entity or property or to a strategic buyer in connection with a transaction approved by the Board of Directors, and provided further that in connection with any public offering for cash, the Buyer is entitled to acquire shares at a price equal to the public offering price less the underwriter's commission or discount.

     Pursuant to the Agreement, the Buyer (and its parent and other controlling entities) are subject to the following restrictions with respect to the Shares:

    (a) Except pursuant to a Change of Control (as defined below), the Buyer has agreed not to sell, pledge, encumber or otherwise transfer, or agree to sell, pledge, encumber or otherwise transfer, directly or indirectly, any Shares for a period of six months from and after December 13, 1999; provided, that prior to the expiration of such period with the prior written consent of the Issuer, and thereafter in its sole discretion, the Buyer may sell, pledge, encumber or otherwise transfer the Shares (a) (i) in any transaction (other than a transaction described in (iii) below) in compliance with Rule 144 under the Securities Act or any successor rule or regulation, (ii) in a public offering, registered under the Securities Act or (iii) in a private transaction exempt from the registration requirements of the Securities Act (but only if the Buyer reasonably believes after due inquiry that the acquiror, following such transaction, will not be the beneficial owner of more than 5% of the outstanding shares of Common Stock), and (b) to Permitted Transferees. A "Permitted Transferee" means a person that (A) has agreed in writing to be bound by the terms of the Agreement and (B) an affiliate of the Buyer.

    (b) The Buyer has agreed not to purchase any additional shares of Common Stock without the prior written consent of the Issuer (which shall not be unreasonably withheld until the Buyer is the beneficial owner of up to 30% of the outstanding shares of Common Stock and which may be withheld in the sole discretion of the Issuer if the Buyer owns 30% or more of the outstanding shares of Common Stock). The Buyer has agreed not to make a formal proposal to acquire control of the Issuer unless it is invited to do so by the Board of Directors.

    (c) In connection with any transaction involving the merger of the Issuer with or into any other person or any acquisition of 50% or more of the outstanding Common Stock by any other person or any other transaction that effects a change in control of the Issuer, in each case at a per share price higher than $25.75 (a "Change of Control"), the Buyer has agreed to cause its shares of Common Stock to be voted in the same proportion as shareholders (other than the Buyer or any affiliate of the Issuer) who individually hold less than 5% of the outstanding Common Stock, provided that the person involved in such Change of Control is not a material competitor of the Buyer in Asia (and if the person is a material competitor of the Buyer in Asia, then the Buyer shall be free to vote its shares as it wishes).

    (d) Until the fifth anniversary of the Closing Date, the Buyer has agreed that it will not solicit, encourage or recommend to other shareholders of the Issuer that they vote their shares of Common Stock in favor of any nominee or nominees for Director other than those duly proposed and nominated in accordance with the Agreement.

     Except as set forth above, the Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) the Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,000,000 Shares, representing approximately 23.9% of the outstanding Shares of the Issuer based on the number of Shares listed in the Issuer's 10-Q for the period ended April 30, 1999, filed with the SEC on August 16, 1999.

     Except as set forth in this Item 5(a), neither the Buyer, nor any other person controlling the Buyer, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

     (b) The Buyer has sole power to vote and to dispose of 5,000,000 Shares.

     (c)  Inapplicable.

     (d)  Inapplicable.

     (e)  Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is incorporated by reference in Exhibit 1 hereto and hereby by this reference.

     Except for the Agreement as described above, to the best knowledge of the Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: The Stock Purchase Agreement dated as of October 12, 1999 between the Issuer and Pacific Century Cyberworks Limited, a Hong Kong corporation of limited liability which is the indirect parent corporation of the Buyer. Incorporated herein by reference to Exhibit 10.1 filed with the Issuer's Current Report on Form 8-K for the quarter ended September 30, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 1999

                          CYBER NET TECHNOLOGIES LIMITED


                          By: /s/ Alexander Anthony Arena
                            ---------------------------------
                            Name:  Alexander Anthony Arena
                            Title: Director

                                                                  SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF CYBER NET TECHNOLOGIES LIMITED

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cyber Net Technologies Limited (the "Buyer") are set forth below. If no business address is given the director's or officer's business address is 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Buyer. Unless otherwise indicated below, all of the persons listed below are citizens of Hong Kong.



                                             Present Principal Occupation
 Name and Business Address              Including Name and Address of Employer
--------------------------------------------------------------------------------
Directors
Yuen Tin Fan........................... Director
Alexander Anthony Arena................ Director (citizen of Australia)
Peter Anthony Allen ................... Director (citizen of the United Kingdom)
Chung Cho Yee, Mico ................... Director


                                             Present Principal Occupation
 Name and Business Address              Including Name and Address of Employer
--------------------------------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Chu Mee Lai, Helen..................... Company Secretary